Filed Pursuant to Rule 433
Registration Statement No. 333-290821
Issuer Free Writing Prospectus dated November 13, 2025
Relating to Last Filed Prospectus dated November 12, 2025

Sonic Lighting, Inc.

This free writing prospectus relates to the initial public offering of ordinary shares of Sonic Lighting, Inc. (the “Company”) and should be read together with the last filed prospectus dated November 12, 2025 (the “Last Filed Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-290821), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/2068074/000121390025108708/ea0239784-08.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting D. Boral Capital, 590 Madison Avenue, 39th Floor, New York NY 10022 at (212) 970-5150.

SONIC LIGHTING, INC. P r o p o s e d Na s d a q T i c k e r : S ONC I n v e s tor P r e s e n t a ti on

Free Writing Prospectus Disclaimer See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 2 This free writing prospectus relates to the proposed public offering of shares of common stock (“Common Stock”) of SONIC LIGHTING, INC . (“we”, “us”, or “our”) and highlights basic information about us and the offering . Because it is a summary, it does not contain all of the information that you should consider before investing in our Common Stock and should be read together with the registration statement on Form S - 1 (the “Registration Statement”) we filed with the U . S . Securities and Exchange Commission (“the SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https://www.sec.gov/Archives/edgar/data/2068074/000121390025108708/ea0239784 - 08.htm The Registration Statement has not yet become effective . Before you invest, you should read the prospectus that forms a part of the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or the underwriters will arrange to send you the prospectus if you contact D . Boral Capital LLC at info@dboralcapita l . com or + 1 (212) 970 - 5150 , or contact SONIC LIGHTING, INC . at ir@spyderauto . com . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with the Company or its affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . This presentation contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about our industry . This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk . We undertake no duty to update such estimates . None of the Company of any of its affiliates, advisors or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof .

Forward - Looking Statements See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 3 This presentation contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations . ” All statements other than statements of historical fact contained in this presentation, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward - looking statements . We have attempted to identify forward - looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology . Although we do not make forward - looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy . These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in the preliminary prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward - looking statements . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward - looking statements . All forward - looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward - looking statements . You should not place undue reliance on any forward - looking statement, each of which applies only as of the date of this presentation . Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this presentation could negatively affect our business, operating results, financial condition and stock price . Except as required by law, we undertake no obligation to update or revise publicly any of the forward - looking statements after the date of this presentation to conform our statements to actual results or changed expectations .

Preliminary Offering Summary Issuer Securities Offering Type Proposed Listing/Symbol Securities Offered Shares Outstanding Offering Price Gross Proceeds Use of Proceeds Underwriter SONIC LIGHTING, INC. Common Stock Initial Public Offering Nasdaq Capital Market: SONC 2,475,000 shares of common stock, or 2,846,250 shares of common stock if the underwriters exercise their over - allotment option in full • Prior to completion of offering: 14,000,000 shares of common stock and 6,000,000 shares of Series A Preferred Stock • Immediately after offering: 16,475,000 shares of common stock (or 16,846,250 shares of common stock if the underwriters exercise their over - allotment option in full), and 6,000,000 shares of Series A Preferred Stock $4.00 to $5.00 per share of common stock $9,900,000 if the underwriters do not exercise the over - allotment option (or $11,385,000 if the underwriters exercise the over - allotment option in full) assuming the public offering price is $4.00 per share • Approximately 20% for logistics network expansion and automation • Approximately 30% for research and development • Approximately 20% for market expansion and brand growth • Approximately 20% for acquisitions and strategic investments • Approximately 10% for upgrades to facilities and operations D. Boral Capital LLC See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 4

Company Overview

We specialize in the wholesale distribution of high-quality automotive lighting products. For nearly two decades, we have built a strong competitive presence in the automotive industry.

Products and Services

- Purchase and resell projector headlights, crystal headlights, taillights, and fog lights.
- Act as a sales agent for other automotive-parts manufacturers.




SPYDER

Our Customers

- *Both wholesale and individual customers.*
- *Major retailers such as:*

COSTCO WHOLESALE
Keystone Automotive Operations, Inc.

Commenced operations	Headquarters	1H2025 Revenues
May 2010	**California**	**$36.1 MN**


Corporate Headquarters
City of Industry, California
Facility
90,000 ft²
Dallas, Texas
Warehouse
200,000 ft²
Summerville, South Carolina

All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not imply that a license of any kind has been granted.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.
5

Corporate Structure Nelson Ho Yin Li 25% and 21.24% of common stock; 25% and 24.55% of total voting power (inclusive of ownership in both common stock of Series A Preferred Stock), before and after giving effect of the offering, respectively Ka Kit Mak 25% and 21.24% of common stock; 25% and 24.55% of total voting power (inclusive of ownership in both common stock of Series A Preferred Stock), before and after giving effect of the offering, respectively Dao Chung Cheung 25% and 21.24% of common stock; 25% and 24.55% of total voting power (inclusive of ownership in both common stock of Series A Preferred Stock), before and after giving effect of the offering, respectively Anthony Shing Him Wai 25% and 21.24% of common stock; 25% and 24.55% of total voting power (inclusive of ownership in both common stock of Series A Preferred Stock), before and after giving effect of the offering, respectively Public Shareholders 15.02% of common stock, after giving effect of the offering SONIC LIGHTING, INC. “SLI” (a Nevada corporation) 100% Sonic Lighting, Inc. “Sonic OpCo” (a California corporation) Note: The diagram illustrates our corporate structure upon completion of this offering based on a proposed number of 2,475,000 shares of common stock being offered, assuming no exercise of the over - allotment option. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 6

Business Overview

Our Products: Aftermarket Automotive Lighting Components



Projector Headlights



Crystal Headlights



Taillights



Fog Lights

Elevated Visual Appeal + Improved Safety + Enhanced Driving Experience

Modern Aesthetic & Enhanced Visibility

- Certain models incorporate parking lights with clear or crystal LED light bars.
- Create a sleek, contemporary appearance while improving the vehicle's visibility.

High-Power LED Modules

- Select headlights feature built-in high-power LED modules.
- Deliver brighter illumination, improving visibility and safety, particularly in challenging driving conditions.

Greeting Light Animation

- Available on some of the latest headlights and taillights.
- Create an eye-catching light sequence when unlocking the vehicle.
- Add a refined, sophisticated element to the vehicle's design.

Product Development

Our research and development efforts in the aftermarket automotive parts industry are focused on aligning our product offerings with evolving market trends, customer expectations, and applicable regulatory requirements.

SPYDER *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.* 7

Business Overview In this role, we: • Promote the manufacturing customers’ products to our retail and wholesale customers; • Quote prices the manufacturing customer sets; • Accept purchase orders; • Coordinate shipment from our facilities; • Handle customer service and logistics; • Advance the manufacturing customers’ interests in the market; and • Once an order is fulfilled, remit the sales proceeds to the manufacturing customers net of the commission we earn for arranging the transaction. Agency Sales Operations We also act as a sales agent for a third - party manufacturer of automotive lighting, tuning, and styling parts. Fulfilment Service We earn a modest amount of fulfilment service income for services provided to other automotive - parts companies. Warehousing Inventory Management Picking Packing Order - preparation Services Commission Rate Generally fixed and reflect a margin mutually agreed upon with the supplier for each product. Exclusive Distribution For the majority of the factories with which we conduct business, we serve as the exclusive distributor of the supplier’s U.S. - specification products in North America. % See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 8

Business Model Customer Support • Typically one - year warranty to wholesale customers, depending on the specific product series purchased Variety of Products • Wide range of high - quality auto parts Procurement • Structured approach to ensure compliance • Trusted network of manufacturing partners across Taiwan and China • Established pricing agreements with manufacturing partners Wide Range of Customers • Cater to both wholesale customers and individual retail consumers Distribution and Logistics • Established system to order, assemble, pack, repack, store, sell and distribute aftermarket lighting products from distribution centers in California, South Carolina and Texas • Enhancement through third - party logistics and deliveries See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 9

Investment Highlights High Quality Products High Barrier to Entry in Manufacturing See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 10 Logistical Efficiency and Cost Savings Specialized Customer Service

High Quality Products

Innovative Technology

We prioritize precision and attention to detail from design to final testing.

- Our suppliers and warehouses employ **advanced technology and thoughtful design** — such as 3D photographic scanning — to create new concepts that combine both aesthetic appeal and functionality.
- After the design phase, the **production** of automotive lamps begins **with the use of high-precision injection molding machines**, which support consistent quality and durability for both the lens and housing.



Rigorous Quality Control

The products we resell undergo rigorous quality control to ensure they meet the highest standards of excellence.

- Upon arrival at our distribution centers, each shipment undergoes quality control inspections.
- In coordination with our partner agent, we conduct biannual quality control inspections at manufacturing sites to ensure that all products continue to meet our strict quality standards and applicable regulatory compliance requirements.
- We perform comprehensive photometric testing on the products that we distribute by using state-of-the-art Optronik photometric equipment.

Strict Regulatory Compliance

Meet Federal Motor Vehicle Safety Standards ("FMVSS") overseen by National Highway Traffic Safety Administration ("NHTSA")

Department of Transportation ("DOT") **Compliant**

Society of Automotive Engineers ("SAE") **Certified**

SPYDER *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.* 11

High Cost of Manufacturing • Tooling costs for manufacturing range from $200k - $500k which creates a major barrier to entry for smaller manufacturers. • We overcome this barrier by leveraging long - term relationships with capable production partners. • Partners manage production needs, enabling efficient and cost - effective operations. Distribution Warehouses • We operate large, strategically located warehouses , which are See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 12 efficiently utilized to store products for distributors and customers. • This warehousing capability not only supports streamlined distribution but also generates additional revenue opportunities through subleasing arrangements, contributing to operational flexibility and improved margins. High Barrier to Entry in Manufacturing

Logistical Efficiency and Cost Savings With the ability to ship our products for less, we can give our clients better prices while still ensuring fast delivery times. By optimizing both production and distribution, we enhance customer satisfaction and assert our industry position. We have established and refined a system to order, assemble, pack, repack, store, sell and distribute aftermarket lighting products from our distribution centers in California, South Carolina and Texas. We further enhance the system with third - party logistics and deliveries. Due to the volume of shipments , we are able to secure competitive shipping rates from major carriers such as UPS and FedEx. Wholesale shipment is picked up by our designated logistics partner and transported to the designated wholesaler. With retailers, we utilizes e - commerce marketplaces such as Amazon and eBay to provide nationwide availability. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 13

Specialized Customer Service We created a dedicated wholesale department that focuses on competitive pricing, exceptional customer service , and comprehensive product support. Our trained representatives are available at a toll - free customer service line operated by us to answer inquiries, troubleshoot technical issues, and guide customers through the warranty claim process. Customer - Focused Approach Where to Get Support: Email Web Live Chat YouTube Guides • Build strong • Provide • Deliver and with customers by answering inquires and troubleshooting issues solutions for each client while ensuring with purchases See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 14

Management Team Dao Chung Cheung Chief Executive Officer and Director  Mr . Cheung has been a key leader in the Company’s warehouse operations and logistics management since August 2016 .  Mr . Cheung oversees supply chain efficiency, inventory accuracy, and operational compliance across the Company’s operations in California, Texas, and South Carolina .  Mr . Cheung was involved in scaling successful businesses, including U . S . Bankcard Service, Inc . and First America Mortgage Inc . before joining the Company .  Mr . Cheung combines his practical experience with coursework completed at University of California, Los Angeles, driving efficiency, innovation, and continued growth within the Company . Vincent Lau Chief Financial Officer  Mr . Lau has progressed through key leadership roles since joining Sonic Lighting, Inc . (“Sonic OpCo”) in 2014 and was appointed Chief Financial Officer in 2025 .  Mr . Lau directs the Company’s financial strategy, planning and analysis, reporting, treasury, and corporate governance functions .  Mr . Lau has more than 11 years of financial - management experience in the automotive lighting industry .  Mr . Lau holds a Bachelor of Arts in Economics from the University of California, Los Angeles, and couples this academic foundation with extensive hands - on experience in financial leadership . Laura Man Yan Wai Chief Operating Officer  Ms . Wai has progressed through key roles since joining Sonic OpCo in 2010 and was appointed Chief Operating Officer in 2023 .  Ms . Wai directs multi - facility operations, supply - chain strategy, infrastructure development, and cost - management initiatives supporting the company’s national expansion .  Ms . Wai brings more than 15 years of operations - leadership experience in the automotive lighting industry .  Ms . Wai completed Business Marketing studies at California State Polytechnic University, Pomona, and combines this academic grounding with extensive hands - on expertise in supply - chain optimization, infrastructure scaling, and cross - functional leadership . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 15

Board of Directors Ka Kit Mak Chairman of the Board • Mr . Mak serves as the Chairman of the Board of the Company since its incorporation . • Mr . Mak has been instrumental in overseeing inventory procurement, managing supplier relationships, and driving product development, particularly in the auto lighting sector since joining the Company in 2010 . • Mr . Mak has over 20 years of experience in the automotive parts industry, specializing in merchandise procurement, wholesale distribution, and product innovation . • Mr . Mak’s ability to navigate international supply chains, negotiate with manufacturers, and drive product innovation has significantly contributed to the Company’s success . Dao Chung Cheung Chief Executive Officer and Director  Mr . Cheung has been a key leader in the Company’s warehouse operations and logistics management since August 2016 .  Mr . Cheung oversees supply chain efficiency, inventory accuracy, and operational compliance across the Company’s operations in California, Texas, and South Carolina .  Mr . Cheung was involved in scaling successful businesses, including U . S . Bankcard Service, Inc . and First America Mortgage Inc . before joining the company .  Mr . Cheung combines his practical experience with coursework completed at University of California, Los Angeles, driving efficiency, innovation, and continued growth within the Company . Nelson Ho Yin Li Director  Mr. Li has been the Director of the Company since its incorporation.  Mr . Li has been the President of Sonic OpCo, overseeing the company’s strategic vision, operations, and industry positioning since 2010 .  Mr . Li provides direction and oversight to all departments, collaborating with directors to align the company’s operations with its long - term objectives .  Mr . Li holds an Associate of Arts degree from East Los Angeles College in 1998 and combines his academic foundation with extensive hands - on experience in the industry . Anthony Shing Him Wai Director  Mr . Wai is the Director of the Company since its incorporation, a position he has held at Sonic OpCo since June 2010 .  Mr . Wai has over a decade of leadership experience and has played a key role in shaping the Company’s international sourcing strategy, sales operations, and product development .  Mr . Wai began his career in the distribution sector, gaining hands - on experience in operations, packaging, shipping, and quality control supervision .  Mr . Wai holds an Associate of Arts degree from East Los Angeles College . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 16

Board of Directors and Management



Anthony S. Chan

Independent Director Nominee

- Mr. Chan is a Certified Public Accountant registered with the State of New York and a seasoned executive with over 35 years of professional experience in auditing, financial reporting and business advisory.
- Mr. Chan has served as an independent director and the chairman of the audit committee for TOP Financial Group Ltd (Nasdaq: TOP) since May 2022, and for Mega Fortune Co Ltd (Nasdaq: MGRT) since July 2025.
- Mr. Chan holds an MBA in Finance and Investments from Baruch College of the City University of New York, and a Bachelor of Arts in Accounting and Economics from Queens College of the City University of New York.



Chi Man Tse

Independent Director Nominee

- Mr. Tse has over 18 years of experience in corporate finance and investment banking, having held senior leadership roles at prominent financial institutions across Asia.
- Mr. Tse started his career at Chase Manhattan Asia Limited, where he would later elevate to the role of Director and play a key role in building the firm's investment banking activities in the Asia Pacific region.
- Mr. Tse received his bachelor's degree of Business Administration and master's degree of Business Administration from the University of Texas Arlington in 1977 and 1980, respectively.



Ka Ki So

Independent Director Nominee

- Mr. So has over 19 years of experience in financial management, accounting, and internal controls, with a strong background in the retail and consumer products sector.
- Mr. So has been serving as the Chief Financial Officer at Hammitt, Inc since August 2025.
- Mr. So began his career in public accounting at Moss, Levy & Hartzheim, LLP from November 2005 to February 2011.
- Mr. So received his bachelor's degrees in accounting and business administration from the University of Southern California.



Jui-Lin Kuo

Independent Director Nominee

- Mr. Kuo has more than 15 years in product branding development, consumer engagement, and business expansion.
- Mr. Kuo founded Zicozyee, a neo-oriental fashion brand that integrates modern design with traditional eastern craftsmanship, where he led creative design and social-first marketing and developed a loyal following among affluent female consumers in 2023.
- Mr. Kuo received his bachelor's degree in international business management from Kun Shan University in 2001 and MBA from Princeton University in 2009.



Pak Lun Patrick Au

Independent Director Nominee

- Mr. Au is a member of Hong Kong Institute of Certified Public Accountants, The Institute of Chartered Accountants in England and Wales, The Hong Kong Chartered Governance Institute and The Chartered Governance Institute of Chartered Governance Professional.
- Mr. Au has served as an independent director for BUUU Group Limited (Nasdaq: BUUU) since August 2025.
- Mr. Au received his master's degree of Corporate Governance from The Hong Kong Polytechnic University.

SPYDER *See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.* 17

Industry Overview 2,212 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 18 1,854 2,207 2,506 2,781 3,044 3,266 3,498 1,500 1,000 500 - 2,000 2,500 3,000 3,500 US$ million 4,000 2019 2020 2021 2022 2023e 2024e 2025f 2026f Source: Migo Total Automotive Lighting Sales in the United States (2019 - 2026f)

Growth Strategies 01 Upgrading the California Facility • Plan to expand the facility to boost production capacity, streamline operations, improve timelines and product availability. • Expected to improve improve production timelines and product availability for our West Coast customers. 02 Northeast Expansion • Plan to establish operations in the Northeast, specifically in New York or New Jersey, by the first quarter of 2026, to more effectively serve a key segment of our customer base and cover the entire East Coast. Cost - Effective Logistics for a Better Customer Experience • Plan to create new shipping routes, reorganize our logistics network, and recruit specialized staff to better serve the distinct needs of the local markets. 03 Diversifying Product Offerings Beyond Lighting 04 • Plan to introduce a variety of aftermarket accessories, including body kits, performance exhaust systems, suspension upgrades, and high - performance braking solutions. 05 Expanding Customer Engagement and Relationships • Plan to expand our market presence through a combination of cold calling, attending industry trade shows, and engaging in face - to - face interactions with customers. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 19

Financial Highlights 42.8 36.1 1H2024 Unaudited 1H2025 Unaudited US$ million 59.0% 23.8% 15.6% 1.6% Revenue Revenue Breakdown 25.2 18.9 10.2 12.1 6.7 4.6 0.5 1H2024 Unaudited Wholesales Online Retail Sales 1H2025 Unaudited Agency Fulfillment Service 1H2024 Unaudited US$ million 0.7 52.3% Note: First half ended June 30 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 20 33.6% 12.7% 1.4% 1H2025 Unaudited

28.6% 31.0% Financial Highlights 12.2 11.2 1H2024 Unaudited 1H2025 Unaudited Gross Profit US$ million Gross Margin % 1.8 1.5 1H2024 Unaudited 1H2025 Unaudited US$ million Net Income Note: First half ended June 30 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 21

Financial Highlights 96.4 81.4 FY2023 Audited FY2024 Audited US$ million 57.3% 26.0% 15.1% 1.6% FY2024 Audited 61.9% 22.0% 13.8% 2.3% Revenue Revenue Breakdown 59.6 46.6 21.2 21.2 13.3 12.3 1.3 FY2023 Audited Wholesales Online Retail Sales FY2024 Audited Agency Fulfillment Service Note: Fiscal year ended December 31 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 22 FY2023 Audited US$ million 2.2

Gross Profit 24.3% 28.2% Financial Highlights 23.5 23.0 FY2023 Audited FY2024 Audited US$ million Gross Margin % 1.9 2.3 FY2023 Audited FY2024 Audited US$ million Net Income Note: Fiscal year ended December 31 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 23

Contact Underwriter D. Boral Capital LLC Email: info@dboralcapital.com Tel: +1 (212) 970 - 5150 Address: 590 Madison Avenue, 39th Floor, New York, NY 10022 USA Issuer SONIC LIGHTING, INC. Email: ir@spyderauto.com Tel: +1 (626) 934 - 8884 Address: 19385 E. Walnut Drive North City of Industry, CA 91748 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 24